EXHIBIT C

                                                                ECI Telecom Ltd.

Condensed Interim Consolidated Financial Statements as at September 30, 2000 (Unaudited)
--------------------------------------------------------------------------------

Contents


                                                                            Page


Review Letter                                                                  1

Interim Consolidated Balance Sheets                                            2

Interim Consolidated Statements of Income                                      4

Interim Consolidated Statement of Comprehensive Income                         5

Interim Consolidated Statements of Changes in Shareholders' Equity             6

Interim Consolidated Statements of Cash Flows                                  8

Condensed Notes To The Interim Consolidated Financial Statements              10




                                ECI TELECOM LTD.
                                    CONDENSED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                   (UNAUDITED)

                                                                                                  ECI Telecom Ltd.

Interim Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------
                                                               September 30,      September 30,     December 31,
                                                                    2000              1999              1999
                                                                (Unaudited)       (Unaudited)         (Audited)
                                                              --------------     --------------     --------------
                                                              $ in thousands     $ in thousands     $ in thousands
                                                              --------------     --------------     --------------
Assets
Current assets

Cash and cash equivalents                                            114,267            159,976            232,144
Short-term investments                                                57,973            156,230            227,619
Receivables:
 Trade                                                               523,977            491,761            435,706
 Other                                                                68,921             66,945             97,797
Prepaid expenses                                                      12,727              8,141              6,889
Recoverable costs and estimated
 earnings, not yet billed                                             18,692             22,052             13,082
Inventories                                                          287,190            204,186            185,754
Net balance of discontinuing operations                                  678                  -                  -
                                                             ---------------    ---------------    ---------------
Total current assets                                               1,084,425          1,109,291          1,198,991
                                                             ---------------    ---------------    ---------------

Long-term bank deposits and receivables,
 net of current maturities                                           167,035             98,262            105,568
                                                             ---------------    ---------------    ---------------

Investments                                                           25,237              5,732              4,982
                                                             ---------------    ---------------    ---------------
Property, plant and equipment
Cost                                                                 388,424            362,875            333,943

Less - accumulated depreciation                                      180,652            171,482            148,920
                                                             ---------------    ---------------    ---------------

                                                                     207,772            191,393            185,023
                                                             ---------------    ---------------    ---------------

Software development costs, net                                       26,117             18,959             13,559
                                                             ---------------    ---------------    ---------------

Other assets                                                         213,819            151,039            149,143
                                                             ---------------    ---------------    ---------------

                                                             ---------------    ---------------    ---------------
Total assets                                                       1,724,405          1,574,676          1,657,266
                                                             ===============    ===============    ===============

                                                                                                  ECI Telecom Ltd.
Interim Consolidated Balance Sheets
----------------------------------------------------------------------------------------------------------------------------------

                                                               September 30,      September 30,     December 31,
                                                                    2000              1999              1999
                                                                (Unaudited)       (Unaudited)         (Audited)
                                                              --------------     --------------     --------------
                                                              $ in thousands     $ in thousands     $ in thousands
                                                              --------------     --------------     --------------
Liabilities and shareholders' equity

Current liabilities
Short-term credits and current
 maturities of long-term debt                                          1,293                 59                137
Trade payables                                                       143,564             93,146            115,382
Other payables and accrued liabilities                               174,617            172,347            170,804
Proposed dividend                                                      4,639              4,540              4,505
Net balance of discontinuing operations                                    -                  -              1,011
                                                              --------------     --------------     --------------

Total current liabilities                                            324,113            270,092            291,839
                                                               --------------     --------------     --------------

Long-term liabilities

Convertible notes                                                          -             85,000             85,000
Other liabilities                                                     18,551              7,423              7,770
Liability for employee severance benefits - net                       23,477             24,106             24,559

Total long-term liabilities                                           42,028            116,529            117,329
                                                              --------------     --------------     --------------

Total liabilities                                                    366,141            386,621            409,168
                                                              --------------     --------------     --------------

Minority Interest                                                     25,790              8,825             23,778
                                                              --------------     --------------     --------------

Shareholders' equity

Share capital                                                          5,873              5,761              5,762
Capital surplus                                                      680,225            587,644            587,639
Accumulated other
 comprehensive income                                                  6,460                  -             11,171
Retained earnings                                                    760,236            639,642            691,188
                                                              --------------     --------------     --------------

                                                                   1,452,794          1,233,047          1,295,760

Treasury stock                                                      (120,320)           (53,817)           (71,440)
                                                              --------------     --------------     --------------

      Total shareholders' equity                                   1,332,474          1,179,230          1,224,320
                                                              --------------     --------------     --------------


                                                             ---------------    ---------------    ---------------
Total Liabilities and shareholders' equity                         1,724,405          1,574,676          1,657,266
                                                             ===============    ===============    ===============

March 31, 2000 and December 31, 1999 figures were reclassified to present discontinuing operations in a separate item line as required by GAAP.



___________________________ President, Chief Executive Officer
Doron Inbar

___________________________ Senior Vice President and
Avi Ben Assayag             Chief Financial Officer

Petah Tikva, November 7, 2000

                                                                                                                  ECI Telecom Ltd.
Interim Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------------------------
                                        Nine Months Ended            Three Months Ended     Year Ended              Six Months Ended
                            ----------------------------- ----------------------------- -------------- -----------------------------
                             September 30,  September 30,  September 30,  September 30,   December 31,   June 30,        June 30,
                                2000            1999           2000           1999            1999          2000           1999
                             (Unaudited)     (Unaudited)    (Unaudited)    (Unaudited)     (Audited)      (Audited)     (Unaudited)
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
                            $ in thousands $ in thousands $ in thousands $ in thousands $ in thousands $ in thousands $ in thousands

Revenues                           932,687        826,963        327,217        285,687      1,114,595        605,470       541,276
Cost of revenues                   508,331        380,769        182,983        132,891        519,735        325,348       247,878
                            -------------- -------------- --------------    ----------- -------------- -------------- -------------
Gross profit                       424,356        446,194        144,234        152,796        594,860        280,122       293,398
Research and development
 costs - net                       108,358         90,675         40,664         29,579        125,147         67,694       61,096
Selling and marketing
 expenses                          171,009        131,653         62,004         46,651        180,413        109,005        85,002
General and administrative
 expenses                           57,053         46,719         21,127         15,681         64,022         35,926        31,038
Amortization of acquisition-
 related intangible assets          15,337         12,159          6,434          3,994         16,294          8,903         8,165
Restructuring and spin-off
 expenses                            1,979         14,947          1,979              -         14,947              -        14,947
Purchase of in-process
 research and development           28,770         87,327              -              -         87,327         28,770        87,327
                            -------------- -------------- --------------    ----------- -------------- -------------- -------------

Operating income                    41,850         62,714         12,026         56,891        106,710         29,824         5,823
Financial expenses                  (7,684)        (6,715)        (3,164)        (1,554)        (9,622)        (4,520)       (5,161)
Financial income                    20,076         19,164          6,797          5,065         28,375         13,279        14,099
Other income (expenses) - net       30,858            358           (746)         1,190         50,892         31,604          (832)
                            -------------- -------------- --------------    ----------- -------------- -------------- -------------

Income from continuing
 operations before taxes on
 income                             85,100         75,521         14,913         61,592        176,355         70,187        13,929
Taxes on income                      5,383          5,050          1,646          2,217          7,109          3,737         2,833
                            -------------- -------------- --------------    ----------- -------------- -------------- -------------

Income from continuing
 operations after taxes on
 income                             79,717         70,471         13,267         59,375        169,246         66,450        11,096
Company's equity in results
 of investee companies - net         3,938         (1,887)         2,160           (726)        (2,022)         1,778        (1,161)
Minority interest in results
 of subsidiaries - net                (773)        (1,857)          (849)        (1,175)        (1,703)            76          (682)
                            -------------- -------------- --------------    ----------- -------------- -------------- -------------

Income from continuing
 operations                         82,882         66,727         14,578         57,474        165,521         68,304         9,253
Discontinuing Operations:

Loss on discontinuing
 operations, net of tax                  -        (20,235)             -         (2,468)       (25,593)             -       (17,767)
loss on disposal of
 discontinuing operations,
 net of tax                              -              -              -              -        (37,409)             -             -
                            -------------- -------------- --------------    ----------- -------------- -------------- -------------
Net income                          82,882         46,492         14,578         55,006        102,519         68,304        (8,514)
                            ============== ============== ==============    =========== ============== ============== =============
Basic earnings per share

Continuing operations                 0.90           0.73           0.16           0.63           1.82           0.75          0.10
Discontinuing operations                 -          (0.22)             -          (0.03)         (0.70)             -          0.00
                            -------------- -------------- --------------    ----------- -------------- -------------- -------------
                                      0.90           0.51           0.16           0.60           1.12           0.75          0.10
                            ============== ============== ==============    =========== ============== ============== =============
Weighted average number of
 shares outstanding used to
 compute basic earnings per
 share - in thousands               91,690         91,432         92,129         91,368         91,148         91,468        91,463
                            ============== ============== ==============    =========== ============== ============== =============
Diluted earnings per share

Continuing operations                 0.89           0.73           0.16           0.61           1.77           0.73          0.12
Discontinuing operations                 -          (0.22)             -          (0.02)         (0.66)             -         (0.18)
                            -------------- -------------- --------------    ----------- -------------- -------------- -------------
                                      0.89           0.51           0.16           0.59           1.11           0.73         -0.07
                            ============== ============== ==============    =========== ============== ============== =============
Weighted average number of
 shares outstanding used to
 compute diluted earnings
 per share - in thousands           94,088         95,985         94,188         95,338         95,507         94,075        96,337
                            ============== ============== ==============    =========== ============== ============== =============

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
                                                                                                     ECI Telecom Ltd.
Interim Consolidated Statement of Comprehensive Income
----------------------------------------------------------------------------------------------------------------------------
                                                        Nine Months Ended                Three Months Ended       Year Ended
                                           ------------------------------   -------------------------------   ---------------
                                            September 30,   September 30,    September 30,    September 30,      December 31,
                                               2000             1999             2000             1999               1999
                                            (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)        (Audited)
                                           --------------  --------------   --------------   --------------   ---------------
                                           $ in thousands  $ in thousands   $ in thousands   $ in thousands   $ in thousands

Net income                                         82,882          46,492           14,578           55,006           102,519
Other comprehensive income
Realization of gain on available
 for sale securities                              (14,856)           (648)          (3,685)               -              (648)
Unrealized holding gain on
 securities arising during the period              10,145               -            1,508                -            11,171
                                           --------------  --------------   --------------   --------------   --------------
Total other comprehensive income                   (4,711)           (648)          (2,177)               -            10,523
                                           --------------  --------------   --------------   --------------   --------------
Comprehensive income                               78,171         45,844           12,401            55,006           113,042
                                           ==============  ==============   ==============   ==============   ===============

                                                                                                                   ECI Telecom Ltd.
Interim Consolidated Statements of Changes in Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------
$ in thousands except share amounts
                                                      Number       Share     Capital   Accumulated  Retained  Treasury        Total
                                                          of     capital     surplus         other  earnings     stock       share-
                                                      Shares                         comprehensive                         holders'
                                                                                            income                           equity

                                                 ----------------------------------------------------------------------------------
Balance at July 1, 2000 (Unaudited)               92,058,614       5,869     677,161       8,637     750,379  (119,720)   1,322,326

                   Unaudited
Net income for the three months ended
September 30, 2000                                                                                    14,578                 14,578
Employee stock options exercised and paid, net       108,216           4       2,424                                          2,428
Amortization of deferred compensation expenses                                   640                                            640
Net unrealized gain on available for sale securities                                       1,508                              1,508
Realization of gain on available for sale securities                                      (3,685)                            (3,685)
Acquisition of the Company's stock                   (20,000)                                                     (600)       (600)
Dividend                                                                                              (4,721)                (4,721)
                                                 -----------------------------------------------------------------------------------
Balance at September 30, 2000                     92,146,830       5,873     680,225       6,460     760,236  (120,320)   1,332,474
                                                 ===================================================================================

Balance at July 1, 1999 (Unaudited)               91,795,201       5,759     584,907                 589,175   (21,650)   1,158,191

                   Unaudited
Net income for the three months ended
September 30, 1999                                                                                    55,006                 55,006
Employee stock options exercised and paid, net        65,550           2       1,027                                          1,029
Amortization of deferred compensation expenses                                 1,710                                          1,710
Acquisition of the Company's stock                (1,069,600)                                                   (32,167)    (32,167)
Dividend                                                                                              (4,539)                (4,539)
                                                 -----------------------------------------------------------------------------------
Balance at September 30, 1999                     90,791,151       5,761     587,644                 639,642    (53,817)  1,179,230
                                                 ===================================================================================

                                                                                                                    ECI Telecom Ltd.
Consolidated Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------
$ in thousands except share amounts
                                                         Number     Share   Capital    Accumulated  Retained   Treasury       Total
                                                             of   capital   surplus          other  earnings      stock      share-
                                                         Shares                      comprehensive                          holders'
                                                                                            income                            equity
                                                     -------------------------------------------------------------------------------
                    Audited
Balance at January 1, 1999                           76,960,419     5,317   156,559            648   606,890     (6,322)    763,092
Net income for the year ended
 December 31, 1999                                                                                   102,519                102,519
Employee stock options exercised and paid, net          815,102        24    18,028                                          18,052
Share Issuance                                       13,966,480       403   394,379                                         394,782
Conversion of convertible note into share capital       600,000        18    14,982                                          15,000
Amortization of deferred compensation expenses                                3,691                                           3,691
Net unrealized gain on available for sale securities                                        11,171                           11,171
Realization of gain on available for sale securities                                          (648)                            (648)
Acquisition of Company's stock by a subsidiary       (2,240,000)                                                (65,118)    (65,118)
Dividend                                                                                             (18,221)               (18,221)
                                                     -------------------------------------------------------------------------------
Balance at January 1, 2000                           90,102,001     5,762   587,639         11,171   691,188    (71,440)  1,224,320
                   Unaudited
Net income for the nine months ended
 September 30, 2000                                                                                   82,882                 82,882
Employee stock options exercised and paid, net          316,056        10     6,279                                           6,289
Conversion of convertible note into share capital     3,400,000       101    84,049                                          84,150
Amortization of deferred compensation expenses                                2,258                                           2,258
Net unrealized gain on available for sale securities                                        10,145                           10,145
Realization of gain on available for sale securities                                       (14,856)                         (14,856)
Acquisition of the Company's stock                   (1,671,227)                                                (48,880)    (48,880)
Dividend                                                                                             (13,834)               (13,834)
                                                     -------------------------------------------------------------------------------
Balance at September 30, 2000                        92,146,830     5,873   680,225          6,460   760,236   (120,320)  1,332,474
                                                     ===============================================================================

Balance at January 1, 1999 (audited)                 76,960,419     5,317   156,559            648   606,890     (6,322)    763,092
                   Unaudited
Net income for the nine months ended
 September 30, 1999                                                                                   46,492                 46,492
Employee stock options exercised and paid, net          794,252        23    17,674                                          17,697
Share Issuance                                       13,966,480       403   394,379                                         394,782
Conversion of convertible note into share capital       600,000        18    14,982                                          15,000
Amortization of deferred compensation expenses                                4,050                                           4,050
Realization of gain on available for sale securities                                          (648)                            (648)
Acquisition of the Company's stock                   (1,530,000)                                                (47,495)    (47,495)
Dividend                                                                                             (13,740)               (13,740)
                                                     -------------------------------------------------------------------------------
Balance at September 30, 1999                        90,791,151     5,761   587,644                  639,642    (53,817)  1,179,230
                                                     ===============================================================================

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
                                                                                                        ECI Telecom Ltd.
Interim Consolidated Statements of Cash Flows (Cont'd)
-----------------------------------------------------------------------------------------------------------------------------------
                                        Nine Months Ended            Three Months Ended     Year Ended             Six Months Ended
                            ----------------------------- ----------------------------- -------------- ----------------------------
                             September 30,  September 30,  September 30,  September 30,   December 31,   June 30,        June 30,
                                2000            1999           2000           1999            1999          2000           1999
                             (Unaudited)     (Unaudited)    (Unaudited)    (Unaudited)     (Audited)      (Audited)     (Unaudited)
                            -------------- -------------- -------------- -------------- -------------- -------------- -------------
                            $ in thousands $ in thousands $ in thousands $ in thousands $ in thousands $ in thousands $ in thousands

A.  Acquisition of newly
    consolidated subsidiaries

Working capital (other than
 cash)                              13,189       (257,431)             -            422       (256,937)        13,189      (257,853)
Long-term receivables, net
 of current maturities                   -        (10,284)             -              -        (10,284)             -       (10,284)
Investment in investee
 companies                               -        171,590              -              -        171,923              -       171,590
Property, plant and equipment
 - net                              (2,617)       (52,064)             -            700        (52,114)        (2,617)      (52,764)
Other assets (mainly deferred
 taxes)                                  -         (2,431)             -          2,000         (2,431)             -        (4,431)
Goodwill                           (80,801)      (144,516)             -         (5,200)      (144,646)       (80,801)     (139,316)
In-process research and
 development                       (28,770)       (87,327)             -              -        (87,327)       (28,770)      (87,327)
Long-term liabilities                    -         31,996              -          2,078         31,996              -        29,918
Minority Interest                        -          2,076              -              -          2,076              -         2,076
Share Issuance                           -        394,782              -              -        394,782              -       394,782
                            -------------- -------------- -------------- -------------- -------------- -------------- -------------
                                   (98,999)        46,391              -              -         47,038        (98,999)       46,391
                            ============== ============== ============== ============== ============== ============== =============
B.  Non-cash activities

Conversion of convertible
 note into share capital            85,000         15,000              -              -         15,000         85,000        15,000
Conversion of convertible
 debentures into share
 capital of an investee
 company                                 -        177,000              -              -        177,000              -       177,000
Sale of production activity
 on credit                               -              -              -              -         16,689              -             -
Sale of investment in
 investee company for
 available for sale
 securities                              -              -              -              -         29,266              -             -

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
                                                                                                        ECI Telecom Ltd.
Interim Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------------
                                        Nine Months Ended            Three Months Ended     Year Ended             Six Months Ended
                            ----------------------------- ----------------------------- -------------- ----------------------------
                             September 30,  September 30,  September 30,  September 30,   December 31,   June 30,        June 30,
                                2000            1999           2000           1999            1999          2000           1999
                             (Unaudited)     (Unaudited)    (Unaudited)    (Unaudited)     (Audited)      (Audited)     (Unaudited)
                            -------------- -------------- -------------- -------------- -------------- -------------- -------------
                            $ in thousands $ in thousands $ in thousands $ in thousands $ in thousands $ in thousands $ in thousands

Cash flows from operating
 activities

Net income                          82,882         46,492         14,578         55,006        102,519         68,304        (8,514)
Adjustments to reconcile net
 income to cash provided by
 operating activities:
Depreciation and amortization       58,611         66,277         21,453         19,957         91,122         37,158        46,320
Loss (gain) on sale of
 property and equipment               (147)          (150)           (72)           (63)           162            (75)          (87)
Capital Gains, net                 (32,680)             -            868              -        (52,383)       (33,548)           -
Other, net (mainly long-term
 deferred taxes)                       (66)         2,199            435           (675)         2,777           (501)        2,874
In-process research and
 development costs                  28,770         87,327              -              -         87,327         28,770        87,327
Company's equity in results
 of investee companies              (3,938)         2,243         (2,160)           726          2,378         (1,778)        1,517
Minority interest in net
 results of a subsidiaries             773          1,857            849          1,175          1,703            (76)          682
Decrease  in marketable
 securities                         23,885          2,656         56,304          2,211          8,826        (32,419)          445
Increase in trade receivables
 (including non-current
 maturities of bank deposits
 and trade receivables)           (159,597)      (156,413)       (54,964)       (59,714)      (124,028)      (104,633)      (96,699)
Decrease (increase) in other
 receivables                        11,801        (13,260)         5,580        (15,612)       (28,264)         6,221         2,352
Increase in prepaid expenses        (5,450)        (3,336)        (4,022)          (518)        (2,321)       (1,428)        (2,818)
Increase in recoverable
 costs and estimated
 earnings, not yet billed           (5,610)       (12,985)        (2,025)        (2,368)        (4,026)        (3,585)      (10,617)
Decrease (increase) in
 inventories                       (97,645)        31,520        (54,388)         9,691         23,125        (43,257)       21,829
Change in net balance of
 discontinuing operations           (1,689)             -          2,747              -              -         (4,436)           -
Increase in trade payables          26,628          8,814          6,258         15,042         33,825         20,370        (6,228)
Decrease in other payables
 and accrued liabilities           (15,338)       (31,991)        (5,368)       (14,114)        (5,394)        (9,970)      (17,877)
Increase (decrease) in other
 long-term liabilities              10,581         (3,339)         3,567         (2,793)          (856)         7,014          (546)
Increase (decrease) in
 liability for employee
 severance benefits                 (1,227)         2,427          3,288           (589)         1,196         (4,515)        3,016
                              ------------   ------------   ------------   ------------   ------------   ------------   -----------
Net cash provided by (used
 in) operating activities          (79,456)        30,338         (7,072)         7,362        137,688        (72,384)       22,976
                              ------------   ------------   ------------   ------------   ------------   ------------   -----------
Cash flows from investing
 activities

Decrease (increase) in
 short-term investments            115,984        161,033         53,880         (6,924)       123,911         62,104      167,957
Software development costs
 capitalized                       (20,168)       (10,187)        (7,658)        (4,970)       (15,444)       (12,510)      (5,217)
Investment in property,
 plant and equipment               (52,236)       (42,279)       (20,634)       (14,591)       (54,375)       (31,602)     (27,688)
Proceeds from sale of
 property, plant and equipment       1,641          1,771          1,216          1,270          1,365            425          501
Purchase of technology                (501)        (1,000)             -              -         (1,000)          (501)      (1,000)
Payment with respect of
 other assets                            -         (6,888)             -         (2,527)        (7,252)             -        (4,361)
Acquisition of investee
 companies                         (12,504)            52         (1,672)             -           (500)       (10,832)           52
Proceeds from sale of
 available for sale securities      65,125          1,905              -              -          1,905         65,125         1,905
Proceeds from sale of shares
 of an investee company              2,045              -              -              -              -          2,045             -
Long term loans granted to
 investee companies                   (476)        (2,400)          (187)          (250)        (4,850)          (289)       (2,150)
Acquisition of additional
 rights in consolidated
 subsidiary                              -        (12,500)             -              -        (12,500)             -       (12,500)
Acquisition of newly
 consolidated subsidiaries (A)     (98,999)        46,391              -              -         47,038        (98,999)       46,391
Repayment of due from
 related party                           -         25,000              -              -         25,000              -        25,000
Proceeds from sale of
 production activity                17,099              -              -              -              -         17,099             -
                              ------------   ------------   ------------   ------------   ------------   ------------   -----------
Net cash provided by
 (used in) investing
 activities                         17,010        160,898         24,945        (27,992)       103,298         (7,935)      188,890
                              ------------   ------------   ------------   ------------   ------------   ------------   -----------
Cash flows from financing
 activities

Exercise of employee stock
 options (net of share issue
 expenses)                           6,289         17,697          2,428          1,029         18,052          3,861        16,668
Exercise of employee stock
 options in a subsidiary
 (net of share issue expenses)         233              -            233              -              -
Repayment of long-term debt              -         (5,779)             -              -         (5,779)             -        (5,779)
Increase (decrease) in
 short-term credit, net              1,004       (123,626)          (159)            (8)      (122,707)         1,163      (123,618)
Net proceeds from IPO in a
 subsidiary                              -              -              -              -         43,199              -             -
Acquisition of the Company's
 stock                             (48,880)       (47,495)          (600)       (32,167)       (65,118)       (48,280)      (15,328)
Share issue expenses                  (850)             -              -              -              -           (850)            -
Dividend paid                      (13,731)       (13,048)        (4,717)        (4,589)       (17,564)        (9,014)       (8,459)
                              ------------   ------------   ------------   ------------   ------------   ------------   -----------
Net cash used in financing
 activities                        (55,935)      (172,251)        (2,815)       (35,735)      (149,917)       (53,120)     (136,516)
                              ------------   ------------   ------------   ------------   ------------   ------------   -----------
Effect of change in exchange
 rate on cash                          504           (857)           593            237           (773)           (89)       (1,094)
                              ------------   ------------   ------------   ------------   ------------   ------------   -----------
Net increase (decrease) in
 cash and cash equivalents        (117,877)        18,128         15,651        (56,128)        90,296       (133,528)       74,256
Cash and cash equivalents at
 beginning of period               232,144        141,848         98,616        216,104        141,848        232,144       141,848
                              ------------   ------------   ------------   ------------   ------------   ------------   -----------
Cash and cash equivalents at
 end of period                     114,267        159,976        114,267        159,976        232,144         98,616       216,104
                              ============   ============   ============   ============   ============   ============   ===========

* Reclassified

                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------
                                   (Unaudited)

Note 1 - General

     These are interim consolidated financial statements, in a condensed format, as of September 30, 2000 and for the nine and three months period then ended. These interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 1999 and their accompanying notes.


Note 2 - Significant Accounting Policies

     A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

     B. The interim consolidated financial statements are prepared according to the accounting policies for preparation of financial statements for interim periods.


Note 3 - Financial Statements Denominated in U.S. Dollars

     The interim consolidated financial statements have been prepared on the basis of historical cost convention and denominated in U.S. dollars amounts.

Note 4 - Acquisition of newly consolidated subsidiaries

     A. In April 2000, ECI and subsidiary, purchased WavePacer, Pulse Communications Inc.'s Digital Subscriber Line (DSL) business unit, for an initial cash consideration of $62.7 million. The aforesaid purchase price could increase by up to additional $25 million, provided certain sales targets are met in 2000. The excess of the purchase price over the fair value of the net tangible assets amounted to $59 million, of which $20.5 million relates to in-process research and development, which has been written off to the statement of income.

     B. In June 2000, a wholly-owned subsidiary purchased for $40.5 million, all the rights in WinNeT Metropolitan Communications Systems Inc., an emerging broadband wireless communications company, located in the Silicon Valley in California. In addition, should certain sales thresholds and R&D targets be reached during 2000, the said purchase price may rise by a further $20 million. The excess of the purchase price over the fair value of the net tangible assets amounted to $50.8 million, of which $8.3 million relates to in-process research and development, which has been written off to the statement of income.

        ECI Telecom Ltd.

Note 5 - Supplementary Information

     A. The Company's Board of Directors approved Management's recommendation that the Company be split up into five additional companies which will engage in different activities, as follows: Access, Transport, Optical Networks, Next Generation Telephony Solutions and Innowave Implementation of the split up is subject to receipt of various approvals where necessary in accordance with law, including approvals of the Income Tax Authorities, the Company's shareholders and the court, as well as the readiness and preparedness of the different activities targeted for separation.

     B. The company is continuing the process of disposing the Business System Division (BSD) to some buyers.

Note 6 - Recently Relevant Enacted Accounting Standarts

     A. In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance related to revenue recognition. SAB 101 allows companies to report any changes in revenue recognition related to the adoption of its provisions as an accounting change at the time of implementation. The company must adopt SAB 101 no later than December 31, 2000, effective as of January 1, 2000. The company is currently determining the impact that this statement will have on its business, results of operations and financial condition.

     B. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No.133" ("SFAS 138"), which amends certain provisions of SFAS 133. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign currency denominated assets and liabilities, and redefining interest rate risk to reduce sources of ineffectiveness. The company management estimated that the implementation of this standard will not have a material effect on their financial statements.

     C. In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FASB 140") which is effective for periods beginning after December 15, 2000 for certain provisions and transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. This statement reconsidered and clarified certain provisions of and supercades Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Finanical Assets and Extinguishment of Liabilities." The Company does not expect the adoption of FAS 140 to have a material impact on the Company's results of operations, financial position or cash flows.


Note 7 - Differences Between Israeli GAAP and US GAAP

     The differences between measurement according to US GAAP and Israeli GAAP as they are reflected in these financial statements are as follows :

     A. According to US GAAP, marketable securities that are defined as "available for sale" are stated at market value. An increase in their value is presented as a separate item in shareholders' equity. According to Israeli GAAP, marketable securities that are defined as a "current investment" are stated at market value and an increase in their value is recognized in statement of income on a current basis. Securities that are not so defined are stated at cost.

     B. According to US GAAP, deferred taxes are not created in respect of differences arising as a result of the difference between the rate of change in the Consumer Price Index (which is the basis for measuring results for tax purposes) and the rate of change in the exchange rate of the dollar versus the shekel. According to Israeli GAAP deferred taxes are created in respect of this difference.

                                   September 30,2000                       September 30,1999                        December 31,1999
              --------------------------------------  --------------------------------------  --------------------------------------
                                        According to                            According to                            According to
              As reported  Adjustment   Israeli GAAP  As reported  Adjustment   Israeli GAAP  As reported  Adjustment   Israeli GAAP
              $ thousands  $ thousands  $ thousands   $ thousands  $ thousands  $ thousands   $ thousands  $ thousands  $ thousands
              (Unaudited)  (Unaudited)  (Unaudited)   (Unaudited)  (Unaudited)  (Unaudited)   (Audited)    (Audited)     (Audited)

Other asses       213,819        2,000       215,819      151,039            -       151,039      149,143         2000       151,143

Accumulated
 other
 comprehensive
 income             6,460       (6,460)            -            -            -             -       11,171      (11,171)            -

Shareholders'
 equity         1,332,474        2,000     1,334,474    1,179,230            -     1,179,230    1,224,320         2000     1,226,320


                Nine months ended September 30, 2000     Nine months ended September 30,1999             Year ended December 31,1999
              --------------------------------------  --------------------------------------  --------------------------------------
                                        According to                            According to                            According to
              As reported  Adjustment   Israeli GAAP  As reported  Adjustment   Israeli GAAP  As reported  Adjustment   Israeli GAAP
              $ thousands  $ thousands  $ thousands   $ thousands  $ thousands  $ thousands   $ thousands  $ thousands  $ thousands
              (Unaudited)  (Unaudited)  (Unaudited)   (Unaudited)  (Unaudited)  (Unaudited)   (Audited)    (Audited)     (Audited)

Financial income   20,076       10,094        30,170       19,164            -        19,164       28,375            -        28,375

Other income
 (expenses)        30,858      (11,171)       19,687          358            -           358       50,892       11,171        62,063

Taxes on income     5,383        3,634         9,017        5,050            -         5,050        7,109       (2,000)        5,109

Net income (loss)  82,882       (4,711)       78,171       46,492            -        46,492      102,519       13,171       115,690

                            Three months ended September 30,2000     Three months ended September 30,1999
                         ---------------------------------------   --------------------------------------
                                                    According to                             According to
                         As reported  Adjustment    Israeli GAAP   As reported  Adjustment   Israeli GAAP
                         $ thousands  $ thousands   $ thousands    $ thousands  $ thousands  $ thousands
                         (Unaudited)  (Unaudited)   (Unaudited)    (Unaudited)  (Unaudited)  Unaudited)

Financial income               6,797       (3,401)         3,396         5,065            -         5,065

Taxes on income                1,646       (1,424)           222         2,217            -         2,217

Net income                    14,578       (1,977)        12,601        55,006            -        55,006